UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X   Form C: Offering Statement

☐   Form C-U: Progress Update: _____

☐   Form C/A: Amendment to Offering Statement: _____

     ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of Issuer: 17917 Mackay St LLC

Legal status of Issuer Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Wyoming

Date of organization: March 10, 2023

Physical address of Issuer: 1752 E. Ave. J Suite 214 Lancaster, CA 93535

Website of Issuer: https://securelivingrei.com/property/17917-mackay-st/

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: SECURE LIVING, LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 1.5-2.5% platform fee agreed between Issuer and Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

North Capital Private Securities Corporation

Type of security offered: Limited Liability Company Interests

Target number of securities to be offered: 15,000

Price: $1.00

Target offering amount: $15,000.00

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on a first-come, first-serve basis

Maximum offering amount (if different from target offering amount): $75,860

Deadline to reach the target offering amount: September 30, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

17917 Mackay St LLC

DocuSigned by:

By Michael C. Evans

DAF3BDFBF44346B...

Michael C. Evans, President

The BNIC Network LLC, Attorney In Fact

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

(Sign) Michael C. Evans

DAF3BDFBF44346B...

Michael C. Evans, President

The BNIC Network LLC, Attorney In Fact

(Date) 6/12/2024

	Most recent fiscal year-end (2023)
Total Assets	$37,980.55
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Total Liabilities	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$678.78
Net Income	-$15,879.95

Current number of employees

2

June 14, 2024

FORM C

17917 Mackay St LLC

(a Wyoming limited liability company)

Up to $75,860.00

Limited Member Interests

Table of Contents

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	17917 Mackay St LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Wyoming
Date Company Was Formed (from the Company's Certificate of Organization)	March 10, 2023
Kind of Entity (Check One)	Limited Liability Company
Street Address	1752 E. Ave. J Suite 214 Lancaster, CA 93535
Website Address	https://securelivingrei.com/property/17917-mackay-st/

See further details about our Company in **Exhibit C: Operating Agreement**.

§227.201(b) – Directors and Officers of the Company

Name	Pamela Pollard
All positions with the Company and How Long for Each Position	Director March 2023
Business Experience During Last Three Years (Brief Description)	First-time investor
Principal Occupation During Last Three Years	Educator with the Los Angeles Unified School District.
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Los Angeles Unified School District - school district

Name	Michael Evans
All positions with the Company and How Long for Each Position	Attorney-In-Fact March 2023
Business Experience During Last Three Years (Brief Description)	Manage data for Palmdale Water District and all aspects of The BNIC Network LLC's real estate investment management services.
Principal Occupation During Last Three Years	Management Analyst for Palmdale Water District and President of The BNIC Network LLC

Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Palmdale Water District – government agency The BNIC Network LLC – real estate investment management company.

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name
Pamela Pollard

§227.201(d) – The Company's Business and Business Plan

About the Company and Project

The company was established on March 10, 2023, following Pamela Pollard's acquisition of the property located at 17917 Mackay St., Detroit, MI 48212. The escrow for the property closed on March 24, 2023. Subsequently, the company entered into a property management agreement with Sunbeam Property Management Company on March 28, 2023, but this agreement was canceled on June 16, 2023. The existing tenant vacated the property on May 7, 2023, due to an inability to reach an agreement with the company.

On June 25, 2023, the company formed a new property management agreement with Great Lakes Property Management Group (Great Lakes PMG), which also handled the property rehabilitation, completing the work by August 16, 2023. Great Lakes PMG marketed the property for several months and secured a Section 8 tenant in November 2023. The property passed the Section 8 housing inspection by the Detroit Housing Commission on November 20, 2023, and the tenant moved in on December 11, 2023. The Housing Assistance Payment contract between Great Lakes PMG (on behalf of the company) and the Detroit Housing Commission was signed on January 3, 2024.

The company's strategy is to lease the newly rehabbed property as a Section 8 rental for at least one year, with the current lease extending through November 2024. This approach positions the property as a turnkey rental real estate investment, attractive to passive investors seeking low-risk, high-return opportunities. The company aims to generate revenue through Section 8 rental payments and eventually sell the property as a turnkey rental.

The rental property is projected to generate $10,392 in annual revenue, with $3,210 in annual operating costs, including property taxes, insurance, business expenses, and management fees, resulting in a projected Net Operating Income (NOI) of $7,182 before accounting for maintenance, capital expenditures, and vacancy reserves. The company has a current reserve balance of $503.71 as of May 30, 2024, and plans to allocate $50 per month to reserves until the balance reaches $1,000.

The market for Section 8 rental properties in Detroit is robust due to insufficient approved properties to meet the demand from voucher holders. Section 8 rentals offer a low-risk, high-return investment proposition, particularly appealing to out-of-state investors, with a typical cap rate of 9% or higher. The company aims to market and sell the property to an out-of-state investor, likely from California, targeting a 7% - 9% cap rate. With an annual NOI that would increase to $7,586 due to a reduction in business costs and property management fees associated with the LLC, the anticipated sale price is at least $84,289. If sold at a lower cap rate of 7%, the property could fetch over $108,000.

See further details about our Company in **Exhibit C: Operating Agreement**.

About the Director & Attorney In Fact

Pamela Pollard, the company's majority owner, is a first-time out-of-state real estate investor. To navigate her investment, she enlisted the services of The BNIC Network LLC, a real estate investment management company. The BNIC Network LLC is headed by its founder and President, Michael Evans. With 30 years of management experience, Michael has specialized in developing and managing complex financial and operational systems, primarily for government projects worth millions of dollars. His real estate expertise dates back to 1997.

Michael Evans has created two real estate investing models: The Preconstruction Flip and the Real Estate Deal Management System. These models are designed to purchase and sell residential real estate in various economic conditions while minimizing risk. Michael has owned three properties without using his own money and has managed the purchase and sale of two properties for his clients, achieving returns exceeding 400% annually on their cash investments.

About the Property Management Company (Non-Corporate Members)

Great Lakes Property Management Group, LLC is a full-service real estate brokerage licensed by the State of Michigan. They specialize in assisting clients with buying, selling, renovating, flipping, and renting single- and multi-family residences. Their experienced professionals have successfully worked with clients from various locations, including Michigan, Texas, Illinois, California, Ohio, Arizona, Indiana, Turkey, and India.

At Great Lakes PMG, integrity is prioritized in all dealings. They are dedicated to providing honest, transparent, and reliable services tailored to meet the unique real estate needs of each client.

Whether one is looking to buy, sell, rent, or invest in real estate, Great Lakes PMG offers the expertise and experience to support the real estate journey. Contact them today to learn more about how they can help achieve your goals.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $75,860.00.

We will not complete the Reg CF Offering unless we have raised a total of at least $15,000 (minimum goal) by September 30, 2024. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $500. Investors can cancel their commitment up until 11:59 pm on September 28, 2024 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by Secure Living LLC, a licensed funding portal.

About the Finances

These funds will support the transition of Pam Pollard's ownership stake to individual investors, as she is transferring 90% of her ownership interest. This strategic move offers investors an excellent opportunity to acquire a stake in a profitable and well-managed rental property.

The project is currently self-sustaining as the monthly Section 8 rent of $866 exceeds the monthly operating costs of $267, resulting in a monthly Net Operating Income of $599 before considering a recommended reserve set aside of $50. Given the recent rehabilitation of the property and its successful passage of the annual Section 8 inspection, the company does not anticipate any significant maintenance issues in the near future. Additionally, the Section 8 contract is valid until November 2024.

Investor Return

The Company will issue Limited Liability Company (LLC) Limited Member Interests, which represent the ownership stakes held by investors in the LLC.

Investing in LLC Limited Member interests allows individuals to participate in the company's monthly net income, which will be paid out quarterly while benefiting from legal protections and potential financial rewards. Investors who purchase Limited Member Interest will not have voting rights, but they receive priority payout of the Company's net income compared to the Sponsor Member Interest.

The Company will distribute its Available Cash within 30 days after the end of each quarter.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Reg. CF offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 2 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $15,000

Offering Deadline   September 30, 2024

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____ X __Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$75,860
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. ___ X ____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $15,000 and a maximum of $75,860. The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Compensate Sponsor	100%	$15,000	100%	$75,860
Total	**100.00%**	**$200,000**	**100.00%**	**$75,860**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@securelivingrei.com and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment cancelled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
(2) The intermediary will notify investors when the target offering amount has been met;
(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company Limited Member interests, which we refer to as "Limited Investor Shares." The price is $1.00 per Limited Investor Share.

We arrived at the price of Limited Investor Shares as follows:

- We estimated the value of the project based on the current income and operating expenses to determine the annual Net Operating Cost and then divided that amount by an assumed capitalization rate.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company Limited Member interests, which we refer to as "Limited Investor Shares." When you purchase a Limited Investor Share, you will become a limited owner of the Company, which is a Wyoming limited liability company. Your ownership will be governed by the limited liability company agreement of the Company dated March 10, 2023, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "Operating Agreement."

A copy of the LLC Agreement is attached as **Exhibit C: Operating Agreement.**

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

1. Up to 90% to the Limited Investor Members, in proportion to each Limited Investor Member's ownership of Limited Investor Shares and the total Limited Investor shares compared to the Sponsor's shares; and

2. At least 10% to Sponsor, in proportion to the total Sponsor shares compared to the total Limited Investor Shares.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Limited Investor shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Sponsor will control all aspects of the Company's business.

No Right to Transfer

Investor shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Operating Agreement prohibits the sale or other transfer of Limited Investor Shares without the Sponsor's consent.
- If you want to sell your Limited Investor Shares the Sponsor will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Limited Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Limited Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Limited Investor Shares as defined by the Terms of the offering.

Modification of Terms of Limited Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has two classes of securities: Sponsor members (voting) and Limited members (non-voting).

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of Limited Liability Company Interests). Some of these additional classes of securities could have rights that are superior to those of the Limited member. For example, the Company could issue Limited Liability Company Interests that are secured by specific property of the Company.

The Person Who Controls the Company

Pamela Pollard is the company's majority owner of the membership interest in the Company and is considered the Sponsor. The Company is managed by The BNIC Network LLC, per the Limited Power of Attorney agreement.

How the Sponsor's Exercise of Rights Could Affect You

- The Sponsor has full control over the Company and the actions of the Sponsor could affect you in a number of different ways, examples these:
- The Sponsor decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Sponsor sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Sponsor sells the project "too late," you could miss out on a favorable market.
- The Sponsor decides when to make distributions and how much. You might want the Sponsor to distribute more money, but the Sponsor might decide to keep the money in reserve or invest it into the project.
- The Sponsor could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.

- The Sponsor could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Sponsor decides on renting the project, including the terms of any lease.
- The Sponsor decides how much of its own time to invest in the project.
- The Sponsor could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Limited Investor Shares was determined by the Sponsor based on the Sponsor's opinion about the value of the project.

The Sponsor doesn't expect there to be any reason to place a value on the Limited Investor Shares in the future. If we had to place a value on the Limited Investor Shares, it would be based on the amount of money the owners of the Limited Investor Shares would receive if the project were sold.

§227.201(n) – The Funding Portal

The Company is offering its securities through Secure Living LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Secure Living LLC as follows:

- 1.5-2.5% platform fee is paid when the successfully funded campaign has ended.

Secure Living, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Secure Living, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
-	-	-	-	-

Explanation for Investors

If the indebtedness were listed in the table, it would represent the Company's "material" indebtedness, which is significant relative to the overall value of the Company. In addition to the indebtedness detailed in the table, the Company also has miscellaneous "trade debt," which refers to debt owed to trade creditors such as landlords, lawyers, and accountants.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transaction between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Wyoming Limited Liability Company Act on March 10, 2023. The company has cash reserves of $503.71 as of May 30, 2024, and is generating enough cash per month to pay its operating costs and generate a monthly average net cash flow of $598 before setting aside $50 per month into its reserve account.

We intend to use the proceeds of this Offering towards compensating the Sponsor for selling equity in the Company.

If we cannot raise money in this Offering, then the Company will review other financing options.

Capital Resources

The company is cash flow positive and does need to raise any operating capital.

Historical Results of Operations

The company was created in March 2023 as part of the purchase of the property located at 17917 Mackay St, Detroit, MI 48212, The property was rehabbed over the summer and a Section 8 tenant was placed in the property with a Housing Assistance Program (HAP) contract with the Detroit Housing Commission effective November 2023. The company accounts for its finances on a cash basis and had an income loss of -$15,587.95 for 2023. 2024 will be the first full year that the company has a fully operating turnkey Section 8 rental property, and the company has been cash flow positive since February 2024. It is projected to generate a Net Operating Income of at least $7,000 for 2024.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on securelivingrei.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit H: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $15,000. You can track our progress in raising money under the Reg CF Offering at Secure Living on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on the offering page at https://securelivingrei.com/property/17917-mackay-st/ no later than 120 days after the end of each fiscal year which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

There is no further information to provide.

§227.201(z) – Testing the Waters Materials

The Company did not engage in Testing the Waters.

Exhibit A   Financial Statements

17917 Mackay St LLC

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023

(Unaudited)

17917 Mackay St LLC Financial Statements
2023 Income Statement

Description	Amount
Income	
Rental Income	$ -
Total Income	**$ -**
Expenses	
Insurance	$ 770.97
Property Management Fees	$ 275.01
Maintenance	$ 500.00
Property Tax	$ 678.78
Utilities	$ 615.95
Construction and Rehabilitation Costs	$ 11,366.13
Total Operating Expenses	**$ 14,206.84**
Non-Operating Expenses	
Depreciation	$ 1,253.84
Total Non-Operating Expenses	**$ 1,253.84**
Total Expenses	**$ 15,460.68**
Net Income (Loss)	**$ (15,460.68)**

17917 Mackay St LLC Financial Statements
2023 Cash flow Statement

Description	Amount
Cash Flows from Operating Activities	
Rental Income	$ -
Operating Expenses (excluding depreciation)	$ (14,206.84)
Net Cash Used in Operating Activities	**$ (14,206.84)**
Cash Flows from Investing Activities	
Purchase of Property (Capitalized Property Cost)	$ (37,980.55)
Net Cash Used in Investing Activities	**$ (37,980.55)**
Cash Flows from Financing Activities	
Cash Contribution from Owner	$ 52,187.39
Net Cash Provided by Financing Activities	**$ 52,187.39**
Net Increase in Cash	**$ -**
Cash at Beginning of Period	$ -
Cash at End of Period	**$ -**
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income (Loss)	$ (15,460.68)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	$ 1,253.84
Net Cash Used in Operating Activities	**$ (14,206.84)**

17917 Mackay St LLC Financial Statements
2023 Balance Sheet as of 12/31/2023

Description	Amount
Assets	
Property (Net)	$ 37,980.55
Cash	$ -
Total Assets	**$ 37,980.55**
Liabilities	
Total Liabilities	**$ -**
Equity	
Member Contributions	$ 52,187.39
Common Stock (or other equity)	$ 1,253.84
Retained Earnings (Loss)	$ (15,460.68)
Total Equity	**$ 37,980.55**
Total Liabilities and Equity	**$ 37,980.55**

17917 Mackay St LLC Financial Statements

Depreciation Schedule

$	37,981	Total purchase cost
$	(3,500)	- less land value
$	**34,481**	Total Depreciable Amount
	27.5	Depreciable period (years)

Year	**Depreciation Amount**
2023	$1,253.84
2024	$1,253.84
2025	$1,253.84
2026	$1,253.84
2027	$1,253.84
2028	$1,253.84
2029	$1,253.84
2030	$1,253.84
2031	$1,253.84
2032	$1,253.84
2033	$1,253.84
2034	$1,253.84
2035	$1,253.84
2036	$1,253.84
2037	$1,253.84
2038	$1,253.84
2039	$1,253.84
2040	$1,253.84
2041	$1,253.84
2042	$1,253.84
2043	$1,253.84
2044	$1,253.84
2045	$1,253.84
2046	$1,253.84
2047	$1,253.84
2048	$1,253.84
2049	$1,253.84
2050	$626.92
Total	**$34,480.55**

I, Michael C. Evans, acting in my capacity as Attorney In Fact, certify that:

1. The financial statements of 17917 Mackay St LLC included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited.

By: 17917 Mackay St LLC

DocuSigned by:

By Michael C. Evans

DAF3BDFBF44346B...

Michael C. Evans, President

The BNIC Network LLC, Attorney In Fact

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Michael C Evans will manage all aspects of the Company and its business. Furthermore, if Michael C Evans or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C   Operating Agreement

Operating Agreement of
17917 Mackay St LLC
A Single Member Limited Liability Company

I.   **Formation.**

   a. State of Formation. This is a Limited Liability Company Operating Agreement (the "Agreement") for 17917 Mackay St LLC, a Member-managed Wyoming single member limited liability company (the "Company") formed under and pursuant to Wyoming law.

   b. Operating Agreement Controls. To the extent that the rights or obligations of the Member or Company under provisions of this Operating Agreement differ from what they would be under Wyoming law absent such a provision, this Agreement, to the extent permitted under Wyoming law, shall control.

   c. Primary Business Address. The location of the primary place of business of 17917 Mackay St LLC is:

       30 N. Gould St. STE R, Sheridan, Wyoming 82801, or such other location as shall be selected from time to time by the Member.

       17917 Mackay St LLC's mailing address is:

       1752 E. Ave. J, Suite 214, Lancaster, CA 93535

   d. Registered Agent and Office. The Company's initial agent (the "Agent") for service of process is Registered Agents Inc.. The Agent's registered office is 30 N. Gould St. STE R, Sheridan, Wyoming 82801. The Company may change its registered office, its registered agent, or both, upon filing a statement with the Wyoming Secretary of State.

   e. No State Law Partnership. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than federal and state tax purposes.

II.   **Purposes and Powers.**

    a. <u>Purpose</u>. 17917 Mackay St LLC is created for the following business purpose: The Company will conduct any lawful business deemed appropriate in carrying out the company's objectives..

    b. <u>Powers</u>. The Company shall have all of the powers of a limited liability company set forth under Wyoming law.

    c. <u>Duration</u>. 17917 Mackay St LLC's term shall commence upon the filing of a Certificate of Formation and all other such necessary materials with the state of Wyoming. The Company will operate until terminated as outlined in this Agreement unless:

        i.   The Member votes to dissolve the Company;

        ii. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by Wyoming law;

        iii. It becomes unlawful for either the Member or the Company to continue in business;

        iv. A judicial decree is entered that dissolves the Company; or

        v.   Any other event results in the dissolution of the Company under federal or Wyoming law.

III.   **Member.**

    a. <u>The Member</u>. The sole member of 17917 Mackay St LLC at the time of adoption of this Agreement is Pam Pollard (the "Member").

    b. <u>Initial Contribution</u>. The Member shall make an Initial Contribution to the Company. The Contribution shall consist of cash, solely, in the amount of $127.00.

No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution.

c. Limited Liability of the Member. Except as otherwise provided for in this Agreement or otherwise required by Wyoming law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution. The Member shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member, if any other Member exists, except as is expressly provided for by this Agreement.

d. Creation or Substitution of New Members. Any Member may assign in whole or in part its Membership Interest only with the prior written consent of all Members.

   i.   If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

   ii. If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

   iii. Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

e. Voting Power of the Members. In the event that the Company has multiple Members simultaneously, the Company's Members shall each have voting power equal to its share of Membership Interest in the Company.

f. Member's Duties. The Member shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. The Member also shall cause the Company to:

i. Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability company documents and bank accounts separate from any other person;

ii. At all times hold itself out as being a legal entity separate from the Member and any other person and conduct its business in its own name;

iii. File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

iv. Not commingle its assets with assets of the Member or any other person, and separately identify, maintain and segregate all Company assets;

v. Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

vi. Maintain an arm's length relationship with the Member, and, with respect to all business transactions entered into by the Company with the Member, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

vii. Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

viii. Allocate fairly and reasonably any overhead for shared office space;

ix. Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

    x. Correct any known misunderstanding regarding its separate identity;

    xi. Maintain adequate capital in light of its contemplated business purposes;

    xii. Cause the Member to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other Wyoming limited liability company formalities;

    xiii.Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

    xiv.Not require any obligations or securities of the Member; and

    xv. Observe all other limited liability formalities.

Failure of the Member to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

g. Waiver of Partition: Nature of Interest. Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. No Member shall have any interest in any specific assets of the Company.

h. Fiduciary Duties of the Member.

    i.   *Loyalty and Care.* Except to the extent otherwise provided herein, the Member shall have a fiduciary duty of loyalty and care similar to that of members of limited liability companies organized under the laws of Wyoming.

    ii.   *Competition with the Company.* The Member shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company. The Member shall refrain from competing with the Company in the conduct of the Company's business.

iii. *Duties Only to the Company.* The Member's fiduciary duties of loyalty and care are to the Company and not to any future Members or Officers. The Member shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company, but shall owe no such duties to Officers. A Member who so performs their duties shall not have any liability by reason of being or having been a Member.

iv. *Reliance on Reports.* In discharging the Member's duties, the Member is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

1. One or more other Members, in the event that the Company has multiple Members, Officers or employees of the Company whom the Member reasonably believes to be reliable and competent in the matters presented.

2. Legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the persons' professional or expert competence.

3. In the event that the Company has multiple Members, a committee of Members of which the affected Member is not a participant, if the Member reasonably believes the committee merits confidence.

IV. Distributions.

The Company's fiscal year shall end on the last day of December. Distributions shall be issued, as directed by the Company's Treasurer or Assistant Treasurer, on a monthly basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. The Member shall receive a percentage of the overall distribution that matches the Member's percentage of Membership Interest in the Company.

V. Tax Treatment Election.

The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Member may elect for the Company to be treated as a C-Corporation or a S-Corporation at any time.

VI.   **Officers.**

a. <u>Appointment and Titles of Officers</u>. The Officers of the Company shall be appointed by the Member and shall consist of at least a Chairman, a Secretary and a Treasurer. The Member may also choose one or more President, Vice-President, Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person. The Member may appoint such other Officers and agents as the Member shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Member. The Officers and agents of the Company shall hold office until their successors are chosen and qualified. Any Officer appointed by the Member may be removed at any time, with or without cause, by the Member, or, in the event that there are multiple Members, an affirmative vote of a majority of the Members. Any vacancy occurring in any office of the Company shall be filled by the Member. Unless the Member decides otherwise, if the title of an Officer is one commonly used for officers of a limited liability company formed under Wyoming law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

   i. *Chairman*. The Chairman shall be the chief executive officer of the Company, shall be responsible for the general and active management of the business of the Company and shall see that all orders and resolutions of the Member are carried into effect. The Chairman shall execute all contracts on behalf of the Company, except:

      1. Where required or permitted by law or this Agreement to be otherwise signed and executed;

      2. Where signing and execution thereof shall be expressly delegated by the Member to some other Officer or agent of the Company.

   ii. *President*. In the absence of the Chairman or in the event of the Chairman's inability to act, the President, shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. The President, shall perform such other duties and have such other powers as the Member may from time to time prescribe.

   iii. *Vice-Presidents*. In the absence of the Chairman and President or in the event of their inability to act, any Vice-Presidents in the order designated by the Member (or, in the absence of any designation, in the order of their appointment by the Member) shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. Vice-Presidents, if any, shall perform such other duties and have such other powers as the Member may from time to time prescribe.

iv. *Secretary and Assistant Secretary*. The Secretary shall be responsible for filing legal documents and maintaining records for the Company. The Secretary shall attend and record all the proceedings of the meetings of the Company and of the Member in a book to be kept for that purpose. The Secretary shall perform such other duties as may be prescribed by the Member or the Chairman, under whose supervision the Secretary shall serve. The Secretary shall cause to be prepared such reports and/or information as the Company is required to prepare by applicable law, other than financial reports. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Member (or if there be no such determination, then in order of their appointment by the Member), shall, in the absence of the Secretary or in the event of the Secretary's inability to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Member may from time to time prescribe.

v. *Treasurer and Assistant Treasurer*. The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company according to generally accepted accounting practices, using a fiscal year ending on the last day of the month of December. The Treasurer shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Member. The Treasurer shall distribute the Company's profits to the Member. The Treasurer shall disburse the funds of the Company as may be ordered by the Member and shall render to the Chairman and to the Member, at regular intervals or when the Member so requires, an account of all of the Treasurer's transactions and of the financial condition of the Company. As soon as practicable after the end of each fiscal year of the Company, the Treasurer shall prepare a statement of financial condition as of the last day of the Company's fiscal year, and a statement of income and expenses for the fiscal year then ended, together with supporting schedules. Each of said annual statements shall be prepared on an income tax basis and delivered to the Member forthwith upon its preparation. In addition, the Treasurer shall keep all financial records required to be kept pursuant to Wyoming law. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Member (or if there be no such determination, then in the order of their appointment), shall, in the absence of the Treasurer or in the event of the Treasurer's inability to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Member may from time to time prescribe.

b. Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Member not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

VII. Dissolution.

a. Limits on Dissolution. The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II(c) above.

Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a member of the Company.

b. Winding Up. Upon the occurrence of any event specified in Section II(c), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Member, or in the event of multiple Members one or more Members selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the liabilities of Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

c. Distributions in Kind. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

d. Termination. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for under this Agreement and (ii) the Company's registration with the state of Wyoming shall have been canceled in the manner required by Wyoming law.

e. Accounting. Within a reasonable time after complete liquidation, the Company Treasurer shall furnish the Member with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

f. Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member, if any other such Member exists.

g. Notice to Wyoming Authorities. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with Wyoming and any other appropriate state or federal authorities or agencies as may be required by law.

VIII. Exculpation and Indemnification.

a. No Member, Manager, Officer, employee or agent of the Company and no employee, agent or Affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

b. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

c. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

d. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

e. The foregoing provisions of this Article VIII shall survive any termination of this Agreement.

IX. **Insurance.**

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article VIII or under applicable law.

X. **General Provisions.**

a. Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

b. Number of Days. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

c. Execution of Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

d. Severability. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

e. Headings. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

f. Controlling Law. This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of Wyoming (without regard to conflicts of law principles thereof).

g. Application of Wyoming Law. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Wyoming law.

h. Amendment. This Agreement may be amended only by written consent of the Board and the Member. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with Wyoming law.

i. Entire Agreement. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Member has executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of March 10, 2023.

By: _____   Date: 03/13/2023

Pam Pollard

Exhibit D   Amendment to Operating Agreement

AMENDMENT TO OPERATING AGREEMENT

This Amendment to the Operating Agreement for 17917 Mackay St LLC (the "Company") is made and entered into on this 11h day of June, 2024, by:

- Pam Pollard, an individual with an address at 908 Denwall Dr., Carson, CA 90746

(collectively the "Members"), with reference to the following facts. All capitalized terms not defined in this Amendment will have the meaning ascribed to them in the Operating Agreement dated as of the 10th day of March, 2023, (the "Agreement").

The Members formed the Company in accordance with the laws of the State of Wyoming, and in connection therewith the Members entered into the Agreement.

The Members desire to adopt and approve the following provisions and incorporate them into the Agreement, effective as of the date of this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound, the Members agree as follows:

1. Upon execution of this Amendment, the Agreement will be amended by transferring ownership of all Members' ownership interest in the LLC to the following legal entity for family estate planning purposes:

    a. 06112024 Los Angeles Revocable Living Trust, a revocable living trust with an address of 908 Denwall Dr., Carson, CA 90746.

    b. Pam Pollard is the Trustee of 06112024 Los Angeles Revocable Living Trust, and she agrees to be bound by the terms and conditions of the Operating Agreement and all of its amendments.

    c. The Members' ownership interested in the LLC is expressed in membership units and is as follows as of June 11th, 2024:

        i. 06112024 Los Angeles Revocable Living Trust: 84,288 membership units

2. Section III Member., d. Creation or Substitution of New Members, iii is replaced with the following paragraph:

    a. Whether substitute Member or an additional Member, absent the written consent all Sponsor Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

3. Section III Member., e Voting Power of Members is replaced with the following paragraphs:

    a. As of June 11th, 2024, the Company is forming two classes of Member Interest for ownership of the Company. The owners of the current 84,288 membership units shall be classified as Sponsor Members and shall have full voting rights over the company. The company is authorizing the creation of a new class of Member Interest classified as Limited Members with no voting rights.

b. Sponsor Members can sell their membership units to Limited Members, at which time the membership units lose their voting power and are reclassified as Limited Member membership units.

c. Sponsor Members shall each have voting power equal to their respective share of voting membership units.

4. Section IV. Distributions is amended as follows:
    a. Distributions shall be issued on a quarterly basis rather than on a monthly basis.

5. Per Section VI. Officers, the following officers are appointed by the Sponsor Members:
    a. Chairman: Pam Pollard
    b. President: Pam Pollard
    c. Secretary: The BNIC Network LLC
    d. Treasurer: The BNIC Network LLC

SIGNED AND AGREED this 11th day of June, 2024.

Signature: _____

Name: Pam Pollard, Member

Exhibit E   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.


INVESTMENT AGREEMENT


This is an Agreement, dated _____, 2024 by and between 17917 Mackay St LLC, a Wyoming limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through https://securelivingrei.com/ (the "Site"), operated by Secure Living, LLC (the "Intermediary"). The Intermediary is entitled to rely on certain terms of this agreement as if a party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Purchase of LLC Interest.

    1.1. In General. Subject to section 1.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____ (the "Original Purchase Amount"), equal to _____ "shares" (determined by dividing such amount by $_____ per share), as of the date the Company accepts the subscription outlined herein (as set forth on the signature page hereto). We refer to your limited liability company interest as the "LLC Interest" or the "Securities")

    1.2. Reduction for Oversubscription. If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

2. Our Right to Reject Investment.

We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate.

You will not receive a paper certificate representing your LLC Interest. If any certificate is prepared in the future, it will contain appropriate restrictive legends.

4. Your Promises.

You promise that:

4.1. **Accuracy of Information.** All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or non-accredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company (attached as an exhibit to the Disclosure Document) and understand its terms, including those dealing with distributions.

4.3. **Risks; Limited Voting Rights.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understood all of the risks described in the Disclosure Document. You understand that there are limited voting rights associated with the Securities, and consequently, you will have limited power to impact the operations of the Company.

4.4. **No Representations; Valuation.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment. Purchaser acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Purchaser further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Purchaser's investment will bear a lower valuation.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely. Purchaser agrees that Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in compliance with the Company's Operating Agreement. Without limiting the foregoing, Purchaser agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

i.   To the Company;

ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii.   As part of an offering registered under the Securities Act with the SEC; or

iv.   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

Purchaser understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Purchaser understands that for these and other reasons, Purchaser may not be able to liquidate an investment in the Securities for an indefinite period of time.4.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

4.16. **Money Laundering; "Bad Actor" Compliance.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Purchaser hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Purchaser or any of its Rule 503 Related Parties. For purposes of this Agreement, "Rule 503 Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such

Purchaser's securities for purposes of Rule 503 of Regulation Crowdfunding. Purchaser agrees that, if Purchaser owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Purchaser will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Purchaser's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Purchaser under this ~~Subscription~~ Investment Agreement. Purchaser will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Purchaser completes a Disqualification Event Questionnaire. If Purchaser becomes subject to a Disqualification Event at any date after the date that Purchaser completes a Disqualification Event Questionnaire, Purchaser agrees and covenants to use Purchaser's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the Repurchase Price (as defined below)) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so. **5. Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

6. Re-Purchase of LLC Interest; CF SPV.

6.1   If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate information or have otherwise violated your obligations set forth herein or in the Operating Agreement, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the lesser of (1) the Original Purchase Amount or (2) fair market value of the LLC Interest, as determined in good faith by the Company (the "Repurchase Price").

6.2   In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. Execution of Operating Agreement.

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. Governing Law.

Your relationship with us shall be governed by the Wyoming law, without taking into account principles of conflicts of law.

9. Arbitration.

> 9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

> 9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of Wyoming unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

> 9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

> 9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

> 9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at Info@TheBNIC.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees.** If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Operating Agreement and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED: 17917 Mackay St LLC

SPONSOR:
17917 Mackay St LLC

(Sign) _____
Michael C. Evans, President
The BNIC Network LLC, Attorney In Fact

Acceptance Date: _____

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN ENTITY

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Operating Agreement and that this signature page shall act as a joinder to such agreement.

[Name of Entity Purchaser], a [state of organization] [type of entity]

By: _____, its [title of representative of Purchaser]

Investor Signature

ACCEPTED: 17917 Mackay St LLC

SPONSOR:
17917 Mackay St LLC

(Sign) _____
Michael C. Evans, President
The BNIC Network LLC, Attorney In Fact

Acceptance Date: _____

Exhibit F Pro-forma

17917 Mackay St LLC
Proforma for selling up to 90% of equity

Current After Repair Value (ARV):	$ 84,288			**Property address:**	17917 Mackay St, Detroit, MI 48212				
Rehab Costs:	$ -	**0.00%**	% of ARV	**Property Owner:**	17917 Mackay St LLC				
Total Invested:	$ 54,216	36%	Discount	**APN:**	9013308				
Down Payment:	$ -	**100.00%**		**Use:**	SFR				
1st Mortgage Loan Amount:	$ -	**No**		**Description:**	**Bedrooms**	**Bathrooms**	**Square feet**	**Stories**	**Year Built**
1st Mortgage Interest Rate:	10.00%	30-year fixed amortized			2	1.00	744	1.50	1954
1st Mortgage Term (years):	30					0%	**LTV of ARV**		
1st Mortgage PMI Points:	0.00%	Rolled into loan							
1st Mortgage Payment (PITI) & PM:		**$ 267**							
Annual Insurance:	$ 915	$ 76	2.57%	of initial purchase price					
Business Expenses:	$ 300	$ 25	$ 25.00	per month					
Property Management Fee:	$ 1,143	$ 95	**11.0%**	% of target rent					
Annual Property Tax:	$ 852	$ 71	2.43%	of initial purchase price					
2nd Mortgage Loan Amount:	$ -								
2nd Mortgage Interest Rate:	12.00%	30-year fixed Interest Only				0%	**CLTV of ARV**		
2nd Mortgage Payment:		$ -							
Holding Costs:	**$ -**	-	# of months						
Tentant Acquisition Cost:	**$ 866**	1.00	# of months						
Reserves:	**$ 375**		# of months						
Assumption Costs:	**$ -**	0%	Flip Investor ROI						
Total Invested:	**$ 54,591**	**100%**	**of total investment cost**						
Minimum Monthly Rental Income:	$ 267	**$ 866**	Target Rent						
Amount above/(under) minimum:	$ 599	223.74%	% over monthly costs						
Gross Monthly Payment	$ 866	**1.60%**	Monthly Rent to Purchase Price Ratio						
- Less Vacancy Rate:	**$ (25)**	**2.89%**	Vacancy Rate						
- Less Maintenance and CAPEX reserve:	**$ (25)**	**2.89%**	Maintenance and CAPEX %						
NET RENT	$ 816				**N/A**	**DSRC**			
Annual Rent Increase:	5.00%				13.16%	ROI before Depreciation, Financing Costs, Reserves, and Taxes			
Annual Appreciation Rate:	2.00%				13.25%	Cap rate (traditional calculation)			
Annual Depreciation Rate:	3.64%				12.14%	Cap Rate includes reserve set aside			
Marginal Tax Bracket:	22.00%				$ 10,392	Annual Gross Rent			
Total Investment:	**$ 54,591**	**101%**	**of total investment cost**		$ (3,210)	Annual Cash Expenses before Taxes, Depreciation, Reserves and Finance Costs			
Total Equity:	$ 84,288				**$ 7,182**	**Net Operating Income (NOI)**			
Sell to Limited Investors:	**$ 75,860**	90.000%			**$ 6,582**	**Net Operating Income including Reserves set aside**			
RemainingSponsor Equity:	$ 8,429	10.000%			**$ 658**	**Investor share of NOI after Reserves set aside**			
Equity/$ invested:	$ 1,000	1.186%			**$ 5,924**	**Limited Partners share of NOI after Reserves set aside**			
					8.52%	**Limited Partners Cap rate = ROI/year**			

17917 Mackay St LLC
Proforma for selling up to 90% of equity

Year	Rental Income	Mortgage Payment	Property Costs	Mortgage Interest	Net Cash Gain/(Loss)	Depreciation	Net Gain/(Loss)	Reserves	Net Cash before Taxes	Return on Investment	Return on Equity	Property Value
1	$ 10,392	$ -	$ 3,210	$ -	$ 7,182	$ 1,479	$ 5,703	$ (600)	$ 7,182	13.2%	8.5%	$ 84,288
2	$ 10,912	$ -	$ 3,370	$ -	$ 7,541	$ 1,479	$ 6,063	$ (630)	$ 7,541	13.8%	8.9%	$ 85,974
3	**$ 11,457**	**$ -**	**$ 3,539**	**$ -**	**$ 7,918**	**$ 1,479**	**$ 6,440**	**$ (662)**	**$ 7,918**	**14.5%**	**9.4%**	**$ 87,694**
4	$ 12,030	$ -	$ 3,716	$ -	$ 8,314	$ 1,479	$ 6,835	$ (695)	$ 8,314	15.2%	9.9%	$ 89,447
5	**$ 12,632**	**$ -**	**$ 3,902**	**$ -**	**$ 8,730**	**$ 1,479**	**$ 7,251**	**$ (729)**	**$ 8,730**	**16.0%**	**10.4%**	**$ 91,236**
6	$ 13,263	$ -	$ 4,097	$ -	$ 9,166	$ 1,479	$ 7,688	$ (766)	$ 9,166	16.8%	10.9%	$ 93,061
7	$ 13,926	$ -	$ 4,302	$ -	$ 9,625	$ 1,479	$ 8,146	$ (804)	$ 9,625	17.6%	11.4%	$ 94,922
8	$ 14,623	$ -	$ 4,517	$ -	$ 10,106	$ 1,479	$ 8,627	$ (844)	$ 10,106	18.5%	12.0%	$ 96,821
9	$ 15,354	$ -	$ 4,743	$ -	$ 10,611	$ 1,479	$ 9,133	$ (886)	$ 10,611	19.4%	12.6%	$ 98,757
10	$ 16,121	$ -	$ 4,980	$ -	$ 11,142	$ 1,479	$ 9,663	$ (931)	$ 11,142	20.4%	13.2%	$ 100,732
11	$ 16,927	$ -	$ 5,229	$ -	$ 11,699	$ 1,479	$ 10,220	$ (977)	$ 11,699	21.4%	13.9%	$ 102,747
12	$ 17,774	$ -	$ 5,490	$ -	$ 12,284	$ 1,479	$ 10,805	$ (1,026)	$ 12,284	22.5%	14.6%	$ 104,802
13	$ 18,663	$ -	$ 5,765	$ -	$ 12,898	$ 1,479	$ 11,419	$ (1,078)	$ 12,898	23.6%	15.3%	$ 106,898
14	$ 19,596	$ -	$ 6,053	$ -	$ 13,543	$ 1,479	$ 12,064	$ (1,131)	$ 13,543	24.8%	16.1%	$ 109,036
15	$ 20,575	$ -	$ 6,356	$ -	$ 14,220	$ 1,479	$ 12,741	$ (1,188)	$ 14,220	26.0%	16.9%	$ 111,217
16	$ 21,604	$ -	$ 6,673	$ -	$ 14,931	$ 1,479	$ 13,452	$ (1,247)	$ 14,931	27.4%	17.7%	$ 113,441
17	$ 22,684	$ -	$ 7,007	$ -	$ 15,677	$ 1,479	$ 14,199	$ (1,310)	$ 15,677	28.7%	18.6%	$ 115,710
18	$ 23,819	$ -	$ 7,357	$ -	$ 16,461	$ 1,479	$ 14,983	$ (1,375)	$ 16,461	30.2%	19.5%	$ 118,024
19	$ 25,010	$ -	$ 7,725	$ -	$ 17,284	$ 1,479	$ 15,806	$ (1,444)	$ 17,284	31.7%	20.5%	$ 120,384
20	$ 26,260	$ -	$ 8,111	$ -	$ 18,149	$ 1,479	$ 16,670	$ (1,516)	$ 18,149	33.2%	21.5%	$ 122,792
21	$ 27,573	$ -	$ 8,517	$ -	$ 19,056	$ 1,479	$ 17,577	$ (1,592)	$ 19,056	34.9%	22.6%	$ 125,248
22	$ 28,952	$ -	$ 8,943	$ -	$ 20,009	$ 1,479	$ 18,530	$ (1,672)	$ 20,009	36.7%	23.7%	$ 127,753
23	$ 30,399	$ -	$ 9,390	$ -	$ 21,009	$ 1,479	$ 19,531	$ (1,755)	$ 21,009	38.5%	24.9%	$ 130,308
24	$ 31,919	$ -	$ 9,859	$ -	$ 22,060	$ 1,479	$ 20,581	$ (1,843)	$ 22,060	40.4%	26.2%	$ 132,914
25	$ 33,515	$ -	$ 10,352	$ -	$ 23,163	$ 1,479	$ 21,684	$ (1,935)	$ 23,163	42.4%	27.5%	$ 135,572
26	$ 35,191	$ -	$ 10,870	$ -	$ 24,321	$ 1,479	$ 22,842	$ (2,032)	$ 24,321	44.6%	28.9%	$ 138,284
27	$ 36,951	$ -	$ 11,414	$ -	$ 25,537	$ 1,479	$ 24,058	$ (2,133)	$ 25,537	46.8%	30.3%	$ 141,050
28	$ 38,798	$ -	$ 11,984	$ -	$ 26,814	$ 739	$ 26,074	$ (2,240)	$ 26,814	49.1%	31.8%	$ 143,871
29	$ 40,738	$ -	$ 12,583	$ -	$ 28,154	$ -	$ 28,154	$ (2,352)	$ 28,154	51.6%	33.4%	$ 146,748
30	$ 42,775	$ -	$ 13,213	$ -	$ 29,562	$ -	$ 29,562	$ (2,470)	$ 29,562	54.2%	35.1%	$ 149,683
Grand Totals	**$ 690,433**	**$ -**	**$ 213,267**	**$ -**	**$ 477,166**	**$ 40,662**	**$ 436,504**	**$ (39,863)**	**$ 477,166**	**874.1%**	**566.1%**	**#####**
								Initial Investment:	$ 54,591			
								ROI:	$ 477,166			
								Total Investment:	$ 54,591			
								Total Return in Investment:	874%			
								Average Annual Return:	**29.14%**			

17917 Mackay St LLC
Proforma for selling up to 90% of equity



CADILLAC HEIGHTS
DAVISON
NORTH CAMPAU
BUFFALO CHARLES
CAMPAU/ BANGLATOWN
Highland Park
AIRPORT SUB
GATEWAY COMMUNITY
Hamtramck
RUSSELL INDUSTRIAL
NORTH END

48212 Key Takeaways

Typical Home Values: $123,339

1-year Value Change: +7.3%

(Data through April 30, 2024)

48212 Housing Market Overview

- **0.9%** 1-year Market Forecast (April 30, 2024)
- **85** For sale inventory (April 30, 2024)
- **25** New listings (April 30, 2024)
- -- Median sale to list ratio
- -- Median sale price (March 31, 2024)
- **$156,633** Median list price (April 30, 2024)
- -- Percent of sales over list price
- -- Percent of sales under list price
- -- Median days to pending

(Metric availability is based on market coverage and data)

Zillow Home Value Index
All homes
1-yr
5-yr
Max
48212
$132K
$87K
$57K
$27K
2016-10 2017-08 2018-06 2019-04 2020-02 2020-12 2021-10 2022-08 2023-06 2024-04
48212
Compare
Submit

Exhibit G   Pitch Deck



ABOUT US

The inception of our company traces back to March 10, 2023, when Pamela Pollard initiated the acquisition of the property situated at 17917 Mackay St., Detroit, MI 48212.

The company has engaged The BNIC Network LLC as its asset manager to oversee the strategy, optimization, and exit of this property, along with all future acquisitions.





Pamela
Pollard
DIRECTOR

Our Management Team

At The BNIC Network LLC, we excel in offering turnkey rental investment properties in Detroit, tailored specifically for out-of-state investors craving a hassle-free, passive income source. Our seasoned team of investment professionals is passionately committed to assisting our out-of-state clientele in realizing their real estate investment ambitions.

Whether you are a first-time investor looking for a low-risk opportunity or an experienced investor seeking higher returns, we will work with you to find the right property for your needs.



Michael
Evans

ATTORNEY
IN FACT

Property
Management

GREAT LAKES PROPERTY
MANAGEMENT GROUP

INVESTMENT OPPORTUNITY







SUMMARY

17917 Mackay St.

2 BED 1 BATH
744 SQ. FT. SINGLE-FAMILY

$866/ MONTH
RENTAL INCOME

11 MILES
FROM DOWNTOWN DETROIT

OFFERING DETAILS

The market for Section 8 rental properties in Detroit is robust due to insufficient approved properties to meet the demand from voucher holders. Section 8 rentals offer a low-risk, high-return investment proposition, particularly appealing to out-of-state investors. The rental property is projected to generate $10,392 in annual revenue, with $3,210 in annual operating costs, including property taxes, insurance, business expenses, and management fees, resulting in a projected Net Operating Income (NOI) of $7,182 before accounting for maintenance, capital expenditures, and vacancy reserves.


Security Type

Equity


Investment Duration

24 Months


Preferred Return

7-9%


Exit Strategy

Sell

BUSINESS PLAN

The company's strategy is to lease the newly rehabbed property as a Section 8 rental for at least one year, with the current lease extending through November 2024. This approach positions the property as a turnkey rental real estate investment, attractive to passive investors seeking low-risk, high-return opportunities. The company aims to generate revenue through Section 8 rental payments and eventually sell the property as a turnkey rental.

The renovated property produces fair market rental rates. The renovations, including cosmetic and system upgrades, make the property appealing to existing and future potential tenants. The property's proximity to downtown Detroit, at just 11 miles away, provides a desirable suburban or commuter location for renters who seek a balance between urban access and a more tranquil living environment.

Upon completion of the 2-year holding period, the anticipated sale price is at least $84,289. If sold at a lower cap rate of 7%, the property could fetch over $108,000.



Detroit

Detroit, Michigan, is a dynamic and revitalizing city, making it an attractive destination for real estate investors. Known as the Motor City, Detroit boasts a diverse and evolving economy, anchored by major automotive companies such as General Motors, Ford, and Stellantis. The city's strategic location and well-developed infrastructure contribute to its appeal, serving as a major transportation hub with an extensive highway network and a bustling international airport. This accessibility enhances the potential for real estate investment, facilitating the efficient movement of goods and people throughout the region.

Detroit's real estate market features a mix of residential, commercial, and industrial properties, offering investors a wide range of opportunities. The housing market has seen significant growth, driven by a revitalized job market, a steady influx of new residents, and a burgeoning cultural scene. Neighborhoods like Midtown and Corktown have experienced revitalization, attracting young professionals and entrepreneurs, while areas like Indian Village offer historic and upscale residential options. With a diverse portfolio of real estate opportunities, investors can tailor their investments to align with the evolving demands of the city's expanding population.

In addition to its economic resurgence and diverse real estate offerings, Detroit is renowned for its quality of life. The city features a mix of parks, cultural attractions, and recreational amenities, making it an appealing place for residents and consequently, an attractive investment location. The city's commitment to sustainability and urban planning further enhances its long-term potential for real estate investors, as the community continues to prioritize smart growth and development. As Detroit continues to evolve, real estate investors have the opportunity to capitalize on the city's upward trajectory and contribute to its ongoing success.











The BNIC Network LLC

Company Information

 1752 E. Ave. J Suite 214
Lancaster, CA 93535

 661-524-6674

 helpkeepmymoney@gmail.com

 https://securelivingrei.com/property/1791
7-mackay-st-llc/



Investor Inquiries

Engage directly with the project
sponsor by utilizing the "comment"
feature on the campaign page to
inquire about the offering.

Exhibit H   Business Plan

17917 Mackay St LLC Business Plan



Executive Summary

17917 Mackay St LLC is a real estate investment entity formed to manage a turnkey rental property located at 17917 Mackay St., Detroit, MI. The property was purchased by Pam Pollard on March 23, 2024, with assistance from Michael Evans, President of The BNIC Network LLC real estate investment management services company. After an investment of almost $55,000 for rehabilitation and tenant turnover, the property now generates positive cash flow through Section 8 rental income, boasting a projected annual Net Operating Income (NOI) of $7,482 and more than a *13.5% annual cash-on-cash ROI*. The LLC is offering up to 90% equity in the property to investors, valuing the property at $84,288 based on a 9% cap rate.

Company Description

17917 Mackay St LLC operates as a real estate investment company specializing in the acquisition, rehabilitation, and management of turnkey rental properties in Detroit, MI. The company's mission is to provide affordable housing while generating attractive returns for investors. The primary business activities include property management, tenant relations, and ongoing property maintenance to ensure sustained cash flow and property value appreciation.



Market Analysis

Detroit's real estate market offers significant opportunities for investment, particularly in affordable housing sectors such as Section 8. The city's efforts to revitalize neighborhoods and increase homeownership rates make it an appealing environment for real estate investments. The demand for affordable housing remains high, and properties like 17917 Mackay St., with stable rental income from government-supported tenants, are strategically positioned to capitalize on this demand.

Organization and Management

Pam Pollard is the Sponsor Member of 17917 Mackay St LLC, owning 100% of the LLC through her revocable living trust. She retains control over all decision-making aspects as the only voting member while selling up to 90% equity to non-voting Limited Members. Michael Evans, through The BNIC Network LLC, serves as the Attorney-In-Fact, managing all operational aspects of the LLC. Michael's extensive experience in real estate and professional management ensures the LLC operates efficiently and profitably.



Services and Products

17917 Mackay St LLC offers investment opportunities in a fully rehabilitated, cash-flowing rental property. Investors can purchase equity in the LLC, receiving quarterly returns from rental income. The property is a 2-bed, 1-bath house generating $866 per month in rent, with management fees, insurance, and property taxes deducted, resulting in a monthly NOI of approximately $575.



Marketing and Sales Strategy

The marketing strategy focuses on attracting investors interested in passive income and community development. Emphasizing the property's positive impact on Detroit's Black communities and offering affordable housing options is central to the pitch. The equity sale is promoted through various channels, including direct outreach, online platforms, and community events, highlighting the passive investment with **a minimum investment of only $500 with an 8.5% annual ROI and quarterly payouts**.

Financial Projections

Current financial performance (as of June 2024) shows a steady income stream with monthly rental income of $866, minus expenses, resulting in a growing net income. Projections for the next 2-3 years include consistent rental income, controlled expenses, and potential equity appreciation through property value increases or cash-out refinancing. The business plan aims for a projected annual NOI of $7,182, translating to a solid return on investment for equity partners.

Month	Rent Income	Repairs	Mgmt. Fees	Deposited	The BNIC Network LLC	Reserve Set Aside	Net Income	Running Net Income	Running Reserve	Total Running Balance
Reserve Starting Balance	$ -	$ -	$ -	$ -	$ -	$ (375.00)	$ -	$ -	$ 375.00	$ 375.00
November-23	$ 260.00	$ (171.29)	$ (26.00)	$ 234.00	$ (2.60)	$ (50.00)	$ 181.40	$ 181.40	$ 253.71	$ 435.11
December-23	$ 866.00	$ -	$ (866.00)	$ -	$ -	$ -	$ -	$ 181.40	$ 253.71	$ 435.11
January-24	$ 866.00	$ -	$ (86.60)	$ 779.40	$ (8.66)	$ (50.00)	$ 720.74	$ 902.14	$ 303.71	$ 1,205.85
February-24	$ 866.00	$ -	$ (86.60)	$ 779.40	$ (8.66)	$ (50.00)	$ 720.74	$ 1,622.88	$ 353.71	$ 1,976.59
March-24	$ 866.00	$ -	$ (86.60)	$ 779.40	$ (8.66)	$ (50.00)	$ 720.74	$ 2,343.62	$ 403.71	$ 2,747.33
April-24	$ 866.00	$ -	$ (86.60)	$ 779.40	$ (8.66)	$ (50.00)	$ 720.74	$ 3,064.36	$ 453.71	$ 3,518.07
May-24	$ 866.00	$ -	$ (86.60)	$ 779.40	$ (8.66)	$ (50.00)	$ 720.74	$ 3,785.10	$ 503.71	$ 4,288.81
June-24	$ 866.00	$ -	$ (86.60)	$ 779.40	$ (8.66)	$ (50.00)	$ 720.74	$ 4,505.84	$ 553.71	$ 5,059.55
Totals	$ 6,322.00	$ (171.29)	$ (1,411.60)	$ 4,910.40	$ (54.56)	$ 553.71	$ 4,505.84			

Funding Requirements

17917 Mackay St LLC seeks to raise up to $75,859 (90% of the property value) through equity sales. The minimum investment is set at $500, with funds being used to compensate Pam for selling 90% of her equity. This will afford her the opportunity to continue to help rebuild the Black community of Detroit through the purchase of more real estate to create more turnkey Section 8 rental properties. Investors can expect to be involved for 2-3 years, with potential exits through property sale or the Sponsor Member buying out the Limited Members.


BUY
RENOVATE
RESELL

Conclusion

Investing in 17917 Mackay St LLC offers an opportunity to support community development while earning competitive returns. With experienced management, a rehabilitated property, and a clear financial strategy, the LLC is well-positioned for sustainable growth and profitability.

Exhibit I   Bad Actor Checks

North Capital Private Securities: Bad Actor Check



Name of covered person: 17917 Mackay St LLC

Date: June 5, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that 17917 Mackay St LLC is likely: **QUALIFIED**	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✓

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

North Capital Private Securities: Bad Actor Check



Name of covered person: Pamela Pollard

Date: June 3, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Pamela Pollard** is likely: **QUALIFIED**	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

North Capital Private Securities: Bad Actor Check



Name of covered person: Michael C. Evans

Date: May 3, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Michael C. Evans** is likely: **NOT DISQUALIFIED**	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A judgment and liens search on Michael Evans uncovered California state tax lien of $2,909 in March 2007. The lien was released in September 2007.